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SECURITIES A[...] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47885

SEP 18 2002

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ADP Broker-Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One ADP Boulevard
(No. and Street)

Roseland	New Jersey	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sid Garai — (973) 974-2272 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1438
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

ADP BROKER-DEALER, INC.
(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2002

COMPUTATION OF NET CAPITAL:		
Stockholder's equity	$	300,000
NET CAPITAL	$	300,000
AGGREGATE INDEBTEDNESS - Payable to affiliate	$	1,714,084
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (greater of $5000 or 6 2/3% of aggregate indebtedness of $1,714,084)	$	114,272
EXCESS NET CAPITAL	$	185,728
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		5.7 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in ADP Broker-Dealer, Inc.'s unaudited FOCUS Report as of June 30, 2002. Therefore, no reconciliation of the two computations is deemed necessary.